SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Deutsche High Income Opportunities Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25158Y102
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Douglas A. Chiciak

(212) 542-4618

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25158Y102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,391,539
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,391,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,391,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,194,021 Shares outstanding as of March 31, 2015 as reported in the Issuer's Semiannual Report to Shareholders on Form N-CSRS filed on June 2, 2015.

CUSIP No. 25158Y102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,391,539
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,391,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,391,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,194,021 Shares outstanding as of March 31, 2015 as reported in the Issuer's Semiannual Report to Shareholders on Form N-CSRS filed on June 2, 2015.

CUSIP No. 25158Y102	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 27, 2015 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Deutsche High Income Opportunities Fund, Inc., a Maryland corporation (the "Issuer"). This Amendment No. 1 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF and SCS and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $19,165,247 was paid to acquire the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,194,021 Shares outstanding as of March 31, 2015 as reported in the Issuer's Semiannual Report to Shareholders on Form N-CSRS filed on June 2, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of the Original Schedule 13D by Saba Capital on behalf of the Saba Entities, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. 25158Y102	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2015

SABA CAPITAL Management, L.P. /s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

/s/ Boaz R. Weinstein
BOAZ R. WEINSTEIN

CUSIP No. 25158Y102	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of the Original Schedule 13D. All transactions were effectuated in the open market through a broker.

SABA CAPITAL MANAGEMENT, L.P. ("Saba Capital")

Trade Date	Shares Purchased (Sold)	Price ($)*

06/08/2015	6,135	14.54
06/09/2015	10,522	14.55
06/10/2015	18,875	14.58
06/11/2015	11,158	14.67
06/12/2015	10,000	14.62
06/15/2015	7,118	14.57
06/16/2015	14,833	14.61
06/17/2015	22,312	14.67
06/18/2015	5,000	14.62
06/18/2015	27,979	14.63

* Excluding commissions.